Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

March 27, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Christina DiAngelo Fettig

Re:	CPG Focused Access Fund, LLC (File No. 811-23355)

CPG Vintage Access Fund IV, LLC (File No. 811-23610)

Dear Ms. Fettig:

On behalf of CPG Focused Access Fund, LLC ("Focused Access") and CPG Vintage Access Fund IV, LLC ("Vintage IV", and together with Focused Access, the "Funds"), transmitted for filing as EDGAR correspondence are the Funds' responses to the oral comments from the accounting staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), provided by you to the undersigned and Wendy Li on March 14, 2024. The Staff's comments relate to the Funds' response (the "Prior Response Letter") to the prior comments provided by the Staff with respect to:

•	the Annual Report on Form N-CSR (File No. 811-23355), filed with the Commission on July 7, 2023, and the financial statements included therein ("Focused Access Financials"); and

•	the Annual Report on Form N-CSR (File No. 811-23610), filed with the Commission on June 9, 2023, and the financial statements included therein ("Vintage IV 2023 Financials").

Set forth below are the Staff's comments, which, for the convenience of the Staff, have been restated in their entirety. We have discussed the Staff's comments with representatives of the Funds. The Funds' responses to the Staff's comments are set out immediately under the restated comments. Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the annual reports listed above.

FOCUSED ACCESS

1.	Comment. We note your response to prior comment no. 2 set forth in the Prior Response Letter. Please explain whether the disclosure on page 57 of the Focused Access Financials meets the full disclosure requirements of Item 10.1.e. of Form N-2.

Response. In future filings, the Fund will revise the above-referenced disclosure as follows:

Under the Fund's dividend reinvestment plan, distributions paid by the Fund will be automatically reinvested in additional Units unless an Investor "opts out" (elects not to reinvest in Units). The tax treatment of dividends and capital gain distributions will be the same whether the Investor takes them in cash or reinvests them to purchase additional Units. Investors may opt out initially, and thereafter may change their election at any time, by contacting the Administrator. Units purchased by reinvestment will be issued at their net asset value on the ex-dividend date (which generally is expected to be the last business day of a month). There is no sales charge or other charge for reinvestment. The Fund reserves the right to suspend or limit at any time the ability of Investors to reinvest distributions. Additional information regarding the reinvestment of distributions may be obtained by contacting the Administrator, either by mail (via certified mail or overnight delivery) at 235 W. Galena Street, Milwaukee, Wisconsin 53212 or by fax at (816) 860-3140.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Paris | São Paulo | Washington, DC

Securities and Exchange Commission

March 27, 2024

FOCUSED ACCESS AND VINTAGE IV

2.	Comment. We note your response to prior comment no. 9 set forth in the Prior Response Letter. In future filings, please also disclose the date as of which the information is provided for Item 8(a)(1) for each Fund.

Response. Each Fund will revise the above-referenced disclosure in future filings.

3.	Comment. We note your response to prior comment no. 11 set forth in the Prior Response Letter. The Staff restates the penultimate sentence in comment no. 11 as follows: When providing the requested information (i.e., the gross and net numbers), please refer to Regulation S-X Rule 6-03(h)(2).

Response. Each Fund will revise the above-referenced disclosure in future filings in accordance with Regulation S-X Rule 6-03(h)(2).

*   *   *   *   *  *   *   *

Should you have any questions or comments, please feel free to contact me at 212.969.3350 (scoleman@proskauer.com).

Very truly yours,

/s/ Stuart H. Coleman
Stuart H. Coleman

cc: Wendy Li